UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Central Federal Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

15346Q202

(CUSIP Number)

12/31/15

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elizabeth Park Capital Advisors, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio, U.S.A

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,415,949
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8.	SHARED DISPOSITIVE POWER

		1,415,949

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,415,949
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%
12.	TYPE OF REPORTING PERSON (see instructions)

OO, IA

CUSIP No. 15346Q202

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elizabeth Park Capital Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,165,554
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8.	SHARED DISPOSITIVE POWER

		1,165,554

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,165,554
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%
12.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 15346Q202

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fred Cummings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,415,949
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8.	SHARED DISPOSITIVE POWER

		1,415,949

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,415,949
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%
12.	TYPE OF REPORTING PERSON (see instructions)

IA

Item 1.

(a)	Name of Issuer
Central Federal Corporation

(b)	Address of Issuer’s Principal Executive Offices
7000 North High Street
Worthington, Ohio 43085

Item 2.

(a)	Name of Person Filing
Elizabeth Park Capital Advisors, Ltd.
Elizabeth Park Capital Master Fund, Ltd.
Fred Cummings

(b)	Address of the Principal Office or, if none, residence
29525 Chagrin Blvd., Suite 318
Pepper Pike, Ohio 44122

(c)	Citizenship
Elizabeth Park Capital Advisors, Ltd. – Ohio, U.S.A.
Elizabeth Park Capital Master Fund, Ltd. – Cayman Islands
Fred Cummings – U.S.A.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
15346Q202

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Elizabeth Park Capital Advisors, Ltd. - 1,415,949* Elizabeth Park Capital Master Fund, Ltd. – 1,165,554* Fred Cummings - 1,415,949*

(b)	Percent of class: Elizabeth Park Capital Advisors, Ltd. – 8.8%* Elizabeth Park Capital Master Fund, Ltd. – 7.2%* Fred Cummings – 8.8%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Elizabeth Park Capital Advisors, Ltd. – 0 Elizabeth Park Capital Master Fund, Ltd. Fred Cummings – 0

(ii)	Shared power to vote or to direct the vote Elizabeth Park Capital Advisors, Ltd. - 1,415,949* Elizabeth Park Capital Master Fund, Ltd. – 1,165,554* Fred Cummings - 1,415,949*

(iii)	Sole power to dispose or to direct the disposition of Elizabeth Park Capital Advisors, Ltd. – 0 Elizabeth Park Capital Master Fund, Ltd. – 0 Fred Cummings – 0

(iv)	Shared power to dispose or to direct the disposition of Elizabeth Park Capital Advisors, Ltd. - 1,415,949* Elizabeth Park Capital Master Fund, Ltd. – 1,165,554* Fred Cummings - 1,415,949*

* The shares of the Common Stock, $.01 par value per share (the “Shares”), of Central Federal Corporation (the “Issuer”) reported herein are held by Elizabeth Park Capital Master Fund, Ltd. (the “Master Fund”) and certain other private investment funds and separately managed accounts (the “Elizabeth Park Entities”) managed by Elizabeth Park Capital Advisors, Ltd. (the “Adviser”). The Adviser is the Investment Manager of the Elizabeth Park Entities. Fred Cummings (together with the Adviser and the Master Fund, the “Reporting Persons”) is the Managing Member of the Adviser. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Elizabeth Park Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

The beneficial ownership percentage reported herein is based on 16,033,710 Shares issued and outstanding as of November 12, 2015, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2016

Elizabeth Park Capital Advisors, Ltd.

By:	/s/ Fred Cummings
Fred Cummings, Managing Member

Fred Cummings

By:	/s/ Fred Cummings
Fred Cummings, Individually